Exhibit 99.4
MakeMyTrip Limited
Financial Statements
March 31, 2011 and 2010
With Independent Auditors’ Report Thereon

MakeMyTrip Limited
Financial Statements
March 31, 2011 and 2010

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4-10

Commentary of the Directors	11

Certificate from the Secretary	12

Independent Auditors’ Report	13-14

Statements of Financial Position	15

Statements of Comprehensive Income (Loss)	16

Statements of Changes in Equity	17-18

Statements of Cash Flows	19

Notes to the Financial Statements	20-46

MakeMyTrip Limited
Corporate Data

S. No.	Name of Director	Date of Appointment

1	Deep Kalra	October 9, 2001
2	Philip Wolf	July 20, 2005
3	Ravi Adusumalli	July 20, 2005
4	Sanjeev Aggarwal	December 18, 2006
5	Frederic Lalonde	December 18, 2006
6	Aditya Guleri	April 03, 2007
7	Gyaneshwarnath Gowrea	February 11, 2009
8	Mohammad Akhtar Janally	February 11, 2009
9	Vivek N Gour	May 01, 2010
Corporate Secretary
Multiconsult Limited
Rogers House, 5 President John Kennedy Street
Port Louis, Mauritius
Registered office
C/o Multiconsult Limited
Rogers House
5 President John Kennedy Street
Port Louis
Mauritius
144590
Auditors
KPMG
KPMG Centre
31, Cybercity
Ebène
Mauritius
BRN: F07000189

MakeMyTrip Limited
Corporate Governance Report
General Information
MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is C/o Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. As at March 31, 2011, the Company had two subsidiaries: MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc, incorporated in India and the United States of America (U.S.) on April 13, 2000 and June 30, 2000, respectively.
The Board of Directors
The Board is composed of nine (9) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.
Directors
Independent
1. Vivek N Gour
2. Frederic Lalonde
3. Philip C. Wolf
Non-Executive
1. Mohammad Akhtar Janally
2. Ravi Adusumalli
3. Sanjeev Aggarwal
4. Aditya Tim Guleri
5. Vivek N Gour
6. Philip C. Wolf
7. Frederic Lalonde
8. Gyaneshwarnath Gowrea
The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited
Corporate Governance Report (Continued)
The Board of Directors (Continued)
The Directors profile
1.
Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 18 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra also serves as an independent director of IndiaMART InterMESH Limited and One 97 Communications Limited. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

2.
Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

3.
Sanjeev Aggarwal was appointed to our board of directors on December 18, 2006 as a nominee of Helion Venture. He was previously the chief executive officer of IBM Daksh from July 2004 to July 2006. He was also the founder and chief executive officer of Daksh eServices Private Limited from January 2000 until June 2004. Mr. Aggarwal has a bachelor of science degree in electrical engineering and a master’s degree in business administration from Punjab University, India. The business address for Mr. Aggarwal is Block B, 9th Floor, Vatika Towers, Sector 54, Gurgaon 122 002, Haryana, India.

4.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC. Mr. Guleri is a managing member of with Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited
Corporate Governance Report (Continued)
The Board of Directors (Continued)
The Directors profile (Continued)
5.
Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is non-executive chaiman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of Sparrow Media, LLC. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.

6.
Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India.

7.
Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

8.
Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

MakeMyTrip Limited
Corporate Governance Report (Continued)
The Board of Directors (Continued)
The Directors profile (Continued)
9.
Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult, having joined Multiconsult Limited in July 2003. Mr. Janally is a member of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

Constitution
Public Limited Company
Committees of the Board of Directors
We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Messrs. Vivek N. Gour and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	regularly reviewing the independence of our independent auditors;
•	reviewing all related party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and our independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our internal and independent auditors; and
•	reporting regularly to our full board of directors.

MakeMyTrip Limited
Corporate Governance Report (Continued)
Committees of the Board of Directors (Continued)
Audit Committee (Continued)
Our audit committee currently comprises of two independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.
Compensation Committee
Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.
Identification of key risks for the Company
The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.
Related party transactions
The related party transactions have been set out in note 20 of these financial statements.

MakeMyTrip Limited
Corporate Governance Report (Continued)
Share price information
The following table shows:
the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and
the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price
	Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
Fiscal Quarter 2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2011
January	$32.41	$27.00
February	$30.16	$24.03
March	$29.50	$24.47
April	$34.22	$28.85
May	$31.98	$22.07
June	$24.88	$21.37
July	$26.25	$22.01
August(2)	$23.15	$16.06

Note:	(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.

	(2)	Until August 25, 2011.
Directors’ liability insurance
We have taken directors and officers’ liability insurance of a coverage of USD 30 Million from CIM Insurance, Mauritius. This policy is effective till July 2012 and will be renewed thereafter.
Code of Business Conduct and Ethics
Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.
Environment
Due to the nature of its activities, the Company has no adverse impact on environment.
Corporate social responsibility and donations
During the year, the Company has not made any donations

MakeMyTrip Limited
Corporate Governance Report (Continued)
Nature of business
The principal activity of the Company is as defined in our GBL 1 certificate — which is investment activity.
Auditors Report and Accounts
The auditors’ report is set out on pages 13 and 14 and the statement of comprehensive income is set out on page 16 of this financial statements.
Audit fees
Audit fees payable to KPMG for the year amounted to USD 6,000 (2010: USD 4,000).
Appreciation
The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited
Commentary of the Directors
Results
The results for the years ended March 31, 2011 and 2010 are as follows:
(in ‘USD’)

	For the year ended March 31
Particulars	2010	2011
Total income	Nil	Nil
Total expenses	(968,832)	(620,124)
Finance income	253,235	66,972
Finance costs	(1,128,114)	(2,517,029)
Loss for the year	(1,843,711)	(3,070,181)
Statement of Directors’ responsibilities in respect of the financial statements
Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:
•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the financial statements comply with the Mauritius Companies Act 2001.
The directors confirm that they have complied with the above requirements in preparing the financial statements.
Auditors
The auditors, KPMG, have expressed their willingness to continue in office.

Certificate from the Secretary
We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001, for the financial year ended 31 March 2011.

For Multiconsult Limited
Corporate Secretary
Rogers House
5 President John Kennedy Street
Port Louis
Mauritius
Date: 1 September 2011

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED
Report on the Financial Statements
We have audited the financial statements of MakeMyTrip Limited (the “Company”) on pages 15 to 46 which comprise the statement of financial position at March 31, 2011 and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes.
This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.
Directors’ Responsibility for the Financial Statements
The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)
Report on the Financial Statements (continued)
Opinion
In our opinion, the financial statements on pages 15 to 46 give a true and fair view of the financial position of the Company at March 31, 2011 and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Mauritius Companies Act.
Report on Other Legal and Regulatory Requirements
Mauritius Companies Act
We have no relationship with or interests in the Company other than in our capacity as auditors.
We have obtained all the information and explanations we have required.
In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.
The Financial Reporting Act
The directors are responsible for preparing the Corporate Governance Report and making the disclosures required by Section 8.4 of the Code of Corporate Governance of Mauritius (“Code”). Our responsibility is to report on these disclosures.
In our opinion, the disclosures in the Corporate Governance Report are consistent with the requirements of the Code.

KPMG	Jean Claude Liong
Licensed Auditors	Signing Partner

Ebène

Date: 1 September, 2011

MakeMyTrip Limited
Statements of Financial Position
As at March 31, 2011
(In USD)

		As at March 31
	Note	2010	2011
Assets
Investment in subsidiaries	12	53,289,851	63,614,989

Total non-current assets		53,289,851	63,614,989

Trade and other receivables	9	4,898,346	5,284,659
Other current assets	11	4,640	755,183
Cash and cash equivalents	10	2,362,371	44,608,388

Total current assets		7,265,357	50,648,230

Total assets		60,555,208	114,263,219

Equity
Share capital	13	8,767	17,546
Share premium	13	11,356,522	111,541,661
Accumulated earnings (deficit)		1,244,341	(1,799,524)
Share based payment reserve		7,061,910	3,914,844

Total equity		19,671,540	113,674,527

Liabilities
Derivatives instruments	15	48,382	—

Total non-current liabilities		48,382	—

Loans and borrowings	15	40,759,654	—
Trade and other payables	17	75,632	588,692

Total current liabilities		40,835,286	588,692

Total liabilities		40,883,668	588,692

Total equity and liabilities		60,555,208	114,263,219

These financial statements have been approved by the Board of Directors on 1 September, 2011 and signed on its behalf by:

/s/ Gyaneshwarnath Gowrea	/s/ Mohammad Akhtar Janally
Director	Director
The notes on pages 20 to 46 form an integral part of these financial statements.

MakeMyTrip Limited
Statements of Comprehensive Income (Loss)
Year ended March 31, 2011
(In USD)

		For the year ended March 31
	Note	2010	2011
Personnel expenses	6	(854,397)	—
Other operating expenses	7	(114,435)	(620,124)

Result from operating activities		(968,832)	(620,124)

Finance income	8	253,235	66,972
Finance costs	8	(1,128,114)	(2,517,029)

Net finance costs		(874,879)	(2,450,057)

Loss for the year		(1,843,711)	(3,070,181)

Loss per share	14
Basic		(0.11)	(0.11)
Diluted		(0.11)	(0.11)
The notes on pages 20 to 46 form an integral part of these financial statements.

MakeMyTrip Limited
Statements of changes in equity
Year ended March 31, 2011
(In USD)

		Share	Accumulated	Share based
	Share capital	premium	earnings	payment reserve	Total

Balance as at April 1, 2009	8,714	10,816,307	3,088,052	756,199	14,669,272

Total comprehensive income (loss) for the year
Loss for the year	—	—	(1,843,711)	—	(1,843,711)

Total comprehensive income (loss) for the year	—	—	(1,843,711)	—	(1,843,711)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	74,603

Total contributions by owners	53	540,215	—	6,305,711	6,845,979

Balance as at March 31, 2010	8,767	11,356,522	1,244,341	7,061,910	19,671,540

The notes on pages 20 to 46 form an integral part of these financial statements.

MakeMyTrip Limited
Statements of changes in equity — (Continued)
Year ended March 31, 2011
(In USD)

				Share based
	Share	Share	Accumulated	payment
	capital	premium	deficit	reserve	Total

Balance as at April 1, 2010	8,767	11,356,522	1,244,341	7,061,910	19,671,540

Total comprehensive income (loss) for the year
Loss for the year	—	—	(3,070,181)	—	(3,070,181)

Total comprehensive income (loss) for the year	—	—	(3,070,181)	—	(3,070,181)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	97,073,168

Balance as at March 31, 2011	17,546	111,541,661	(1,799,524)	3,914,844	113,674,527

The notes on pages 20 to 46 form an integral part of these financial statements.

MakeMyTrip Limited
Statements of Cash Flows
Year ended March 31, 2011
(In USD)

	For the year ended March 31
	2010	2011
Cash flows from operating activities
Loss for the year	(1,843,711)	(3,070,181)
Adjustments for:
Net finance costs	874,879	2,450,057
Share based payment	854,397	—
Change in trade and other receivables	—	145,235
Change in other current assets	1,563	(750,543)
Change in trade and other payables	69,819	513,061

Net cash used in operating activities	(43,053)	(712,371)

Cash flows from investing activities
Interest received	—	14,326
Investment in term deposits (net)	84,557	—
Investment in subsidiary	—	(10,325,138)

Net cash from/(used in) investing activities	84,557	(10,310,812)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share options	74,603	1,318,456
Direct cost incurred in relation to initial public offering	—	(6,198,945)
Proceeds from issuance of ordinary shares through initial public offering	—	58,153,844
Interest paid	(2,437)	(4,155)

Net cash from financing activities	72,166	53,269,200

Increase in cash and cash equivalents	113,670	42,246,017
Cash and cash equivalents at beginning of the year	2,248,701	2,362,371

Cash and cash equivalents at end of the year	2,362,371	44,608,388

The notes on pages 20 to 46 form an integral part of these financial statements.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
1)	REPORTING ENTITY
MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The Company has two subsidiaries: MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc, incorporated in India and the United States of America (U.S.) on April 13, 2000 and June 30, 2000, respectively.
On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:
•
effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share.

•
adjust on July 22, 2010, ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.
On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.
On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
2)	BASIS OF PREPARATION
(a) Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.
(b) Basis of Measurement
The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•	derivative financial instruments are measured at fair value; and
•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted.
(c) Functional and Presentation Currency
These financial statements are presented in U.S. dollar (USD).
A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.
(d) Use of Estimates and Judgements
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

• Note 3(e)	Provisions and contingent liabilities
• Note 3(b)(iv) and (v)	Valuation of derivatives
• Note 3(d)(i) and 16	Share based payment

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES
(a) Foreign Currency
i) Foreign Currency Transactions
Transactions in foreign currencies are translated to the respective functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.
(b) Financial Instruments
i) Non-Derivative Financial assets
The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Trade and other Receivables
Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
Trade and other Receivables (Continued)
Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.
Cash and Cash equivalents
Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
Term Deposits
Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.
ii) Non Derivative Financial Liabilities
The Company recognizes financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
The Company has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.
iii) Share Capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.
iv) Compound Financial Instruments
Compound financial instruments issued by the Company comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
iv) Compound Financial Instruments (Continued)
This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Company’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.
Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.
The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.
The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(b)(v).
Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.
v) Separable Embedded Derivatives
The Company has an embedded derivative feature in its preference share capital. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
(c) Impairment
i) Financial assets (Including Receivables)
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.
The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(d) Employee Benefit Plans
i) Share Based Payment
The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.
In respect of options modified, the Company includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
i) Share Based Payment (Continued)
This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.
(e) Provisions and Contingent Liabilities
A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.
(f) Finance Income and Expenses
Finance income comprises interest income on funds invested and net gain on change in fair value of embedded derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, net loss on change in fair value of embedded derivatives and initial public offering cost related to listing of existing shares.
(g) Earning (Loss) Per Share
The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES — (Continued)
(h) Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of prior year.
Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the reporting date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
(i) New Accounting Standards and Interpretations not yet Adopted
IFRS 9 ‘Financial Instruments‘, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement‘. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.
Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact of these amendments on the financial statements.
IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the financial statements of a parent, venturer or investor presented in accordance with IAS 27 Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. The Company is evaluating the impact of these amendments on the financial statements.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
4)	DETERMINATION OF FAIR VALUES
A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
(a) Non Derivative Financial Liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. The market rate of interest is determined on the basis of internal rate of returns on the financial liabilities. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined on the basis of internal rate of returns on the convertible and redeemable preference shares.
(b) Share Based Payment Transactions
The fair value of the employee share options granted to the employees of the Company and subsidiary of the company is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.
(c) Trade and other Receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.
(d) Separable Embedded Derivative
The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from initial public offering (IPO) or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
5)	FINANCIAL RISK MANAGEMENT
Overview
In the normal course of its business, the company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).
Liquidity Risk
The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. Historically, the Company has been financed by a combination of equity and preference shares. Such investments were substantially made by strategic investors who have invested based on long term potential of the company and its subsidiaries.
Credit Risk
The Company is not exposed to credit risk from its subsidiaries except for the reimbursement of the share based reimbursements from its subsidiaries.
Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
Foreign Currency Risk
The Company is not currently exposed to foreign currency risk.
Interest Rate Risk
A majority of the financing of the Company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
6)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2010	2011
	(In USD)
Equity settled share based payments	854,397	—

Total	854,397	—

7)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2010	2011
	(In USD)
Insurance	—	132,097
Legal and professional	114,435	485,440
Miscellaneous expenses	—	2,587

Total	114,435	620,124

8)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2010	2011
	(In USD)
Recognized in profit or loss
Interest income on term deposits	—	18,571
Net gain on change in fair value of separable embedded derivative financial instruments	253,212	48,382
Others	23	19

Finance income	253,235	66,972

Interest expense on financial liabilities measured at amortised cost	1,125,678	426,291
IPO cost related to listing of existing shares	—	2,086,583
Other finance charges	2,436	4,155

Finance costs	1,128,114	2,517,029

Net finance costs recognized in profit or loss	(874,879)	(2,450,057)

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
9)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2010	2011
	(in USD)
Other receivables due from related parties	4,898,346	5,280,414
Interest accrued but not due on term deposits	—	4,245

Total	4,898,346	5,284,659

Non-current	—	—
Current	4,898,346	5,284,659

Total	4,898,346	5,284,659

Other receivables represents due from Indian subsidiary.
10)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2010	2011
	(in USD)
Bank balances	2,362,371	104,085
Term deposits	—	44,504,303

Cash and cash equivalents in the statement of cash flows	2,362,371	44,608,388

11)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2010	2011
	(in USD)
Other assets	—	400,000
Prepaid expenses	4,640	355,183

Total	4,640	755,183

12)	INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2010	2011
	(In USD)
As at beginning of the year	52,271,218	53,289,851
Investments in subsidiaries	—	10,325,138
Issuance of share options to employees of the subsidiary	1,018,633	—

As at end of the year	53,289,851	63,614,989

Investments in subsidiaries are valued at cost.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
13)	CAPITAL AND RESERVES
Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2009	17,437,120	8,714	10,816,307
Shares issued during the year on exercise of options	105,000	53	540,215

Balance as at March 31, 2010	17,542,120	8,767	11,356,522

Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	1,079,213	540	4,965,951

Balance as at March 31, 2011	35,099,639	17,546	111,541,661

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.
On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions. On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.
The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
13)	CAPITAL AND RESERVES — (Continued)
Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.
In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
14)	LOSS PER SHARE
The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the years ended March 31, 2010 and 2011:

	For the Year Ended March 31
Particulars	2010	2011
Loss attributable to ordinary shareholders (USD)	(1,843,711)	(3,070,181)
Loss attributable to ordinary shareholders — dilutive (USD)	(1,843,711)	(3,070,181)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per share	17,521,120	28,320,901
Loss per share (USD)
Basic	(0.11)	(0.11)
Diluted	(0.11)	(0.11)
1,510,187 employee share options (March 31, 2010: 2,598,810) and 6,577,260 Series A convertible and redeemable preference shares (March 31, 2010: 6,577,260), 2,966,300 Series B convertible and redeemable preference shares (March 31, 2010: 2,966,300) and 2,780,900 Series C convertible and redeemable preference shares (March 31, 2010: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
15)	LOANS AND BORROWINGS
Convertible and redeemable preference shares
The compound financial instrument issued by the Company comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

	Convertible and	Convertible and	Convertible and
	Redeemable	Redeemable	Redeemable
	Preference Share -	Preference Share -	Preference Share -
Particulars	Series A	Series B	Series C
	(in USD)
Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175
This compound instrument also has following adjustment clauses:
•
if subsequent to the issuance of the preference shares, the Company issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Company is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
15)	LOANS AND BORROWINGS — (Continued)
•
if subsequent to the issuance of the preference shares, the Company issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Company is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

•
if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Company under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Company issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Company is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

* Except for any Securities issued (a) to employees, consultants, officers or directors of the Company pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.
The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Company may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.
The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Company’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
15)	LOANS AND BORROWINGS — (Continued)
The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through statement of comprehensive income.
The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

	As at March 31
Particulars	2010	2011
	(in USD)
Carrying amount of liability at beginning of the year	39,633,977	40,759,654
Accretion of interest	1,125,677	426,291
Converted to ordinary shares on IPO	—	(41,185,945)

Carrying amount of liability at end of the year	40,759,654	—

On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.
Separable embedded derivatives

	As at March 31
Particulars	2010	2011
	(in USD)
Separable embedded derivatives	48,382	—

	48,382	—

The fair value of the separable embedded derivative is measured using the binomial lattice model.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
16)	SHARE BASED PAYMENT
Description of the Share-Based Payment Arrangements
Share Option Program (Equity-Settled)
MakeMyTrip.com Equity Option Plan
In 2000, the Company approved a share option program in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Company. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.
Terms and Conditions of the MMT ESOP Plan
The terms and conditions relating to the grants under MMT ESOP Plan are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options
Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options	2,703,810

Note:	1.	Of the options granted during the year 2009-10, 2,423,810 options were immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 year period.

	2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.

	3.	The stock options can be exercised prior to the earliest of the following dates:
a.	48 months from the vesting date.

b.	72 months from the date of grant.

c.	6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.

d.	1 year following the death of a grantee or termination due to disability or retirement.
4.	Post vesting sales restrictions are as below:
a.	up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;

b.	up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and

c.	the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
16)	SHARE BASED PAYMENT — (Continued)
The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average		Weighted Average
	Exercise Price	Number of	Exercise Price	Number of
	(USD)	Options	(USD)	Options
Particulars	2010	2010	2011	2011
Outstanding at April 1	—	—	1.44	2,598,810
Forfeited and expired during the period	—	—	1.29	9,410
Granted during the period	1.41	2,703,810	—	—
Exercised during the period	0.71	105,000	1.22	1,079,213
Outstanding at March 31	1.44	2,598,810	1.59	1,510,187
Exercisable at March 31	1.55	2,318,800	1.76	1,300,187
The options outstanding at March 31, 2011 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2010: USD 0.0005 to USD 5.3940) and a weighted average contractual life of 2 years and 8 months (March 31, 2010: 3 years and 6 months).
Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan
The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant are summarized below:

For the year ended
Fair Value of Share Options and Assumptions	March 31, 2010
Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%
During the year ended March 31, 2011, share based payment expense of USD 527,285 (March 31, 2010: USD 5,908,329) has been pushed down to the Indian subsidiary as the same relates to the employees of Indian subsidiary. Out of total share based payment expenses, USD 5,425,631 is payable by the Indian subsidiary to the Company as at the year-end (March 31, 2010: USD 4,898,346).
During the year ended March 31, 2011, share based payment expense of USD Nil (March 31, 2010: USD 8,650) has been pushed down to the U.S subsidiary as the same relates to the employees of U.S subsidiary.
During the year ended March 31, 2011, share based payment expense recognized under personnel expenses (refer note 6) is Nil (March 31, 2010: USD 854,397).
On July 22, 2010, the Company effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
17)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2010	2011
	(in USD)
Accrued expenses	75,632	588,692

Total	75,632	588,692

Trade payables primarily include amount payable for various expenses.
18)	FINANCIAL INSTRUMENTS
Credit Risk
Exposure to Credit Risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2010	2011
	(in USD)
Trade and other receivables	4,898,346	5,284,659
Cash and cash equivalents	2,362,371	44,608,388

Total	7,260,717	49,893,047

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2010	2011
	(in USD)
India	4,898,346	5,280,414
Others	—	4,245

Total	4,898,346	5,284,659

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of counterparty was:

	As at March 31
Particulars	2010	2011
	(in USD)
Balance due from Subsidiaries	4,898,346	5,280,414
Others	—	4,245

Total	4,898,346	5,284,659

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
18)	FINANCIAL INSTRUMENTS — (Continued)
Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:
As at March 31, 2010

	Carrying	Contractual	6 months				More than 5
Non-derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	years
	(in USD)
Convertible and redeemable preference shares **	40,759,654	(43,000,754)	—	—	—	—	—
Trade and other payables	75,632	(75,632)	(75,632)	—	—	—	—

Total	40,835,286	(43,076,386)	(75,632)	—	—	—	—

Notes:	* Represents undiscounted cash flows of interest and principal

** Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

	Carrying	Contractual	6 months				More than 5
Derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	years
	(in USD)
Separable embedded derivative on convertible and redeemable preference shares *	48,382	—	—	—	—	—	—

Total	48,382	—	—	—	—	—	—

Notes:	* Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.
As at March 31, 2011

	Carrying	Contractual	6 months				More than 5
Non-derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	years
	(in USD)
Trade and other payables	588,692	(588,692)	(588,692)	—	—	—	—

Total	588,692	(588,692)	(588,692)	—	—	—	—

Notes:	* Represents undiscounted cash flows of interest and principal
Interest Rate Risk
Profile
At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
18)	FINANCIAL INSTRUMENTS — (Continued)

	As at March 31
Particulars	2010	2011
	(in USD)
Fixed rate instruments
Financial assets
Cash and cash equivalents	—	44,504,303
Financial liabilities
Convertible and redeemable preference shares	40,759,654	—

	40,759,654	44,504,303

Fair Value Sensitivity Analysis for Fixed Rate Instruments
The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.
Fair Values
Fair Values Versus Carrying Amounts
The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2010		As at March 31, 2011
	Carrying		Carrying
Particulars	amount	Fair value	amount	Fair value
		(in USD)
Assets carried at amortised cost
Trade and other receivables	4,898,346	4,898,346	5,266,203	5,266,203
Cash and cash equivalents	2,362,371	2,362,371	44,608,388	44,608,388

	7,260,717	7,260,717	49,874,591	49,874,591

Liabilities carried at fair value
Separable embedded derivative on convertible and redeemable preference shares	48,382	48,382	—	—

	48,382	48,382	—	—

Liabilities carried at amortized cost
Convertible and redeemable preference shares	40,759,654	40,759,654	—	—
Trade and other payables	75,632	75,632	570,236	570,236

	40,835,286	40,835,286	570,236	570,236

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
18)	FINANCIAL INSTRUMENTS — (Continued)

As at March 31, 2011
Particulars	Level 1	Level 2	Level 3	Total
(in USD)
Separable embedded derivative on convertible and redeemable preference shares	—	—	—	—
Convertible and redeemable preference shares	—	—	—	—

	As at March 31, 2010
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Separable embedded derivative on convertible and redeemable preference shares	—	—	48,382	48,382
Convertible and redeemable preference shares	—	—	40,759,654	40,759,654
The basis for determining fair values is disclosed in note 4.

MakeMyTrip Limited
Year Ended March 31, 2011
19)	TAXATION
Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing its maximum effective tax rate to 3%.
At 31 March 2011, the company has no tax liability and has tax losses of USD 1,907,047, out of which USD 1,242,526 could be carried forward until 31 March 2015 and USD 664,521 could be carried forward until 31 March 2016 to offset against future tax liability.

	For the year ended March 31,
Reconciliation of effective tax rate	2010	2011

Loss before taxation	(1,843,711)	(3,070,181)

Income tax at 15%	(276,557)	(460,527)
Non-deductible expenses	128,160	370,892
Tax exempt income	(37,982)	(10,043)
Current year losses for which no deferred tax asset was recognised	186,379	99,678

Tax liability	—	—

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
20)	RELATED PARTIES
For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.
Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties

Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Subsidiary	MakeMyTrip (India) Pvt. Ltd.
Subsidiary	MakeMyTrip.Com Inc
Key management personnel	Deep Kalra
Key management personnel	Sanjeev Bikhchandani (till February 19, 2010)
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2010	2011
	(in USD)
Investment in Indian subsidiaries	—	10,000,000
Issuance of share options to the employees of Indian subsidiaries	5,908,329	527,285
Re-imbursement of expenses to Indian subsidiary	—	145,067
Re-imbursement of expenses to U.S. subsidiary	—	18,456
Issuance of share options to the employees of U.S. subsidiaries	8,650	—

	As at March 31
Balance Outstanding	2010	2011
	(in USD)
Investment	53,289,851	63,614,989
Other receivable	4,898,346	5,280,414
Trade Payable	—	18,456

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
20)	RELATED PARTIES — (Continued)
Transactions with Key Management Personnel:
Key Management Personnel Compensation*
Key management personnel compensation comprised:

	For the Year Ended March 31
Particulars	2010	2011
	(in USD)
Short-term employee benefits	120,229	285,399
Contribution to provident fund	6,877	12,051
Share based payment	854,397	—
Legal and professional	—	10,000

Total	981,503	307,450

Note:	*	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Company as a whole.
Short-term employee benefits and contribution to provident fund represents amount paid by the Indian subsidiary
22)	SUBSIDIARIES

		Ownership interest at
	Country of	March 31
Name of subsidiaries	Incorporation	2010	2011
MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.98%	99.99%

MakeMyTrip Limited
Year Ended March 31, 2011
NOTES TO THE FINANCIAL STATEMENTS
23)	SUBSEQUENT EVENTS
a)
On May 9, 2011, MakeMyTrip Limited (MMT) acquired approximately 79% equity stake in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 3,228,665 subject to adjustment based on closing date net working capital. The total preliminary estimated purchase price of the acquisition, net of USD 548,224 of cash acquired is USD 2,401,974. As per the terms of the acquisition with sellers, the preliminary purchase consideration is comprised of the following:

Enterprise value	3,228,665
Estimated net working capital adjustment	(278,466)

Total preliminary estimated purchase price	2,950,199

MMT will also acquire remaining shares of LTT from the existing shareholders in cash for an additional consideration of USD 870,934, which represents its fair value as at the acquisition date, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT.
MMT plans to invest approximately USD 0.8 million in one or more tranches until June 2012 for the subscription of new equity shares to be issued by LTT. Accordingly, in June 2011, MakeMyTrip invested approximately USD 0.4 million pending the allotment of shares.
b)
In August 2011, the Company acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. It has paid a cash consideration of $4.8 million for the purchase of new shares as well as vendor shares. SAIF, our largest shareholder, acquired 56.7% of Le Travenues Technology Private Limited for $13.7 million.

c)
On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.